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                      Subsidiaries of IAT Multimedia, Inc.

      The subsidiaries of IAT Multimedia, Inc., a Delaware corporation (the "Company"), are as follows:


      1. IAT AG, a corporation organized under the laws of Switzerland ("IAT AG"). IAT AG is a wholly-owned subsidiary of the Company.

      2. IAT Deutschland GmbH, a corporation organized under the laws of Germany ("IAT Germany"). IAT Germany is an indirectly-owned subsidiary of the Company.